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                   Unit Instruments, Inc.
                   22600 Savi Ranch Parkway
                   Yorba Linda, California 92687
                   714-921-2640


                   May 7, 1997


Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, DC  20549

     RE:  Registration Statement on Form S-3
          Registration Statement No. 333-25181

Dear Sir or Madam:

   In accordance with Rule 477 promulgated pursuant to the Securities Act of 1933, as amended, Unit Instruments, Inc. (the "Company") respectfully files this application to withdraw its Registration Statement on Form S-3 as initially filed with the Commission as of April 14, 1997 (the "Registration Statement").

   We hereby request that the Commission consent to the withdrawal of the Registration Statement. The Company hereby confirms that no securities have been or will be issued or sold pursuant to the Registration Statement. The Company has been advised that the Selling Shareholders whose securities were to be registered by the Registration Statement have indicated that they intend to sell their securities in whole or in part from time to time either (a) under Rule 144, as amended, to the extent that such securities qualify for sale under Rule 144, or (b) in non-public transactions.

   Please do not hesitate to contact me at 714-921-2640 if you have any questions regarding this request. Thank you for your assistance.


                           Sincerely,

                           UNIT INSTRUMENTS, INC.


                           By: /s/ Gary N. Patten
                               ---------------------------
                               Gary N. Patten
                               Vice President
                               and Chief Financial Officer